July 1, 2022	Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025-1015 +1 650 614 7400 orrick.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh Stephen Krikorian Jan Woo Matthew Crispino

Re:	Life360, Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed June 13, 2022 File No. 000-56424

Ladies and Gentlemen:

On behalf of Life360, Inc. (the “Company”), we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) by letter dated June 23, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form 10-12G that was filed with the SEC on June 13, 2022 (“Amendment No. 1”), amending the Company’s previously filed Registration Statement on Form 10-12G that was filed with the SEC on April 26, 2022 (“Original Registration Statement”). Concurrently with the submission of this response letter, the Company has revised Amendment No. 1 and is publicly filing via EDGAR Amendment No. 2 to the Registration Statement on Form 10-12G (“Amendment No. 2,” and together with Original Registration Statement and Amendment No. 1, “Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 2.

U.S. Securities and Exchange Commission

Amendment No. 1 to Registration Statement on Form 10-12G filed June 13, 2022

Life360 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance

Seasonality, page 91

1.

Please clarify your disclosure here and similar disclosures throughout your filing that indicate that in the three months ended December 31, 2021 and 2021, Tile generated approximately 31% and 28%, respectively, of your fiscal year total revenue, as Tile did not generate any of your revenue until after it was acquired on January 5, 2022. Rather, consider indicating how Tile’s revenue compares to your revenue.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 91 of the section titled “Life360 Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Seasonality” to remove the sentence referencing the period before Tile was acquired and added disclosure on how Tile’s revenue compared to the Company’s total revenue since Tile was acquired.

Notes to Consolidated Financial Statements

Note 4. Revenue

Other Revenue

Data Revenue, pages F-18 and F-19

2.

You indicate in your response to prior comment 10 that you recognize revenue ratably using a time-based measure over the life of the contract. However, you state in your revenue policy that you recognize the fees for data arrangements over the term of the agreement as the data is provided to the customer. Please clarify the method used to recognize revenue over time and cite the authoritative literature that supports your accounting. Explain and revise your disclosure to address how revenue is recognized for contracts with a fee based on average active monthly users and with a minimum revenue guarantee based on the size of your active user base.

Response: To address the Staff’s comment, we have further revised the Registration Statement and our response to clarify that the Company recognizes fees for its legacy data arrangements over the term of the agreement based on the fee per average active monthly user as the Company’s user data is provided to the customer, in accordance with the Company’s revenue policy as of December 31, 2021.

With respect to the legacy data arrangements, the Company makes its subscriber information available each month, and its data customer has access to the subscriber information and pays the Company a fixed fee, on average about $13 per thousand active monthly users. Consistent with ASC 606-10-25-31, the performance obligation of providing the Company’s subscriber information to its data customers is satisfied over time. The Company has elected the output method under ASC 606-10-55-17 as the output method recognizes revenue on the basis of direct measurements of the value to the customer of data provided each month. Each month the Company provides unique subscriber data to the customer (output) which the customer consumes and pays a set amount per average active monthly user.

U.S. Securities and Exchange Commission

The Placer.ai agreement, which was executed in January 2022, however, differs from the legacy data arrangements as the Placer.ai agreement includes fixed monthly revenue amounts for access to aggregated data for the duration of the three-year agreement.

The Company has a stand-ready obligation to provide aggregated subscriber data over the term of the Placer.ai agreement. Consistent with ASC 606-10-25-27, the customer simultaneously receives and consumes the benefits provided by the Company’s aggregated subscriber data. The Company has elected the output method under ASC 606-10-55-17 as the output method (time-based measure) recognizes revenue on a straight-line basis, ratably over time.

In response to the Staff’s comment, the Company has revised the disclosures in “Note 4. Revenue—Other Revenue—Data Revenue” on pages F-18 and F-19 and “Note 20. Subsequent Events—Placer.ai Agreement” on pages F-38 and F-39 to the consolidated financial statements for the years ended December 31, 2021 and 2020 of Life360, Inc. (audited) and the disclosure in “Note 2. Summary of Significant Accounting Policies—Revenue Recognition—Other Revenue” on pages F-49 and F-50 to the interim condensed consolidated financial statements for the three months ended March 31, 2022 and 2021 of Life360, Inc. (unaudited) to indicate that the revenue from the Company’s legacy data arrangements is recognized over the term of the agreement based on the fee per average active monthly user as the data is provided to the customer.

Given that the January 2022 Placer.ai agreement was not yet in place as of December 31, 2021, pages F-18 and F-19 have not been revised to address the accounting for that agreement. However, the disclosure in “Note 20. Subsequent Events—Placer.ai Agreement” on pages F-38 and F-39 to the consolidated financial statements for the years ended December 31, 2021 and 2020 of Life360, Inc. (audited) and the disclosure in “Note 2. Summary of Significant Accounting Policies—Revenue Recognition—Other Revenue” on pages F-49 and F-50 to the interim condensed consolidated financial statements for the three months ended March 31, 2022 and 2021 of Life360, Inc. (unaudited) have been revised to state that the Company has a stand-ready obligation to provide aggregated user data over the term of the agreement and recognizes revenue ratably based on the fixed monthly amounts.

U.S. Securities and Exchange Commission

Unaudited Pro Forma Condensed Combined Financial Statements, page F-137

3.

We reissue and clarify prior comment 13. You state, “The historical consolidated financial data has been adjusted in the unaudited pro forma condensed combined financial data to give effect to pro forma events that are (1) directly attributable to the Tile Acquisition, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on Tile.” Tell us what consideration was given to the amendment to Article 11 of Regulation S-X issued in May 2020. In this regard, please revise considering that Rule 11-02 of Regulation S-X no longer requires that adjustments be directly attributable, factually supportable, and expected to have a continuing impact.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” on page F-137 by removing the reference to the prior guidance and has reworded the disclosure to state the unaudited pro forma condensed combined financial statements was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 and gives effect to transaction accounting adjustments. The Company has also added disclosure that the Unaudited Pro Forma Condensed Combined Financial Statements do not give effect to management adjustments, including the potential impact of cost savings or operating synergies related to the Tile acquisition.

The Company has not disclosed the fact that autonomous entity adjustments were not made, as autonomous entity adjustments are only applicable if the acquired entity was not an autonomous entity prior to the merger. As a result of the discussions and disclosures elsewhere in Amendment No. 2, the Company believes readers of the financial statements understand Tile, Inc. was an autonomous entity pre-merger.

***

If you have any questions regarding this letter or further comments, please do not hesitate to contact me at (650) 614-7394 or gheibel@orrick.com, Alice Hsu at (212) 506-3634 or ahsu@orrick.com and Marsha Mogilevich at (212) 506-5319 or mmogilevich@orrick.com of Orrick, Herrington & Sutcliffe LLP.

Sincerely,

/s/ Gregory Heibel
Gregory Heibel

cc:	Chris Hulls, Life360, Inc.
Russell Burke, Life360, Inc.
Kirsten Daru, Life360, Inc.
Alice Hsu, Orrick, Herrington & Sutcliffe LLP
Marsha Mogilevich, Orrick, Herrington & Sutcliffe LLP